Key Terms for New Contract
May 27, 2014

Name: Jonathan Whyte
Position: Company Secretary
Key Terms for New Consulting Services Agreement

Proposed Contract	Agreement between PEN, Keyport Investments Pty Ltd (Jonathan’s private company) and Jonathan Whyte

Start Date & Term	Start date effective 1 June 2014. 2 year term.

Form of Agreement	Services Agreement.

Base Remuneration Basis	$1,300 per day worked. From 1 June 2014, working days per week shall be 4 days per week until further notice from the Company.

Superannuation	Not applicable

STIP

Keyport Investments Pty Ltd / Jonathan shall participate in the Peninsula Energy Limited short term incentive plan (STIP) that shall commence with effect on 1 July 2014 with the annual maximum percentage payable to be set by the Remuneration Committee after taking into account relevant information regarding the executive nature of the role of Company Secretary.

LTIP / Performance Rights	3,000,000 Class D Performance Rights
3,000,000 Class E Performance Rights
3,000,000 Class F Performance Rights

Notice Period & Termination Provisions

Company to provide 12 weeks written notice of direction to change the number of days worked per week or to terminate the agreement at its discretion.

Employee to provide 4 weeks written notice of request to terminate the agreement.

If the Company elects to reduce the number of days worked per week to two days (2) or less, the employee is entitled to terminate the agreement and be paid the following termination benefits:

• Termination payment determined by multiplying the day rate x 4 days per week x 13 weeks

• Termination payment will be made 4 weeks after the employee has submitted a written request to terminate the agreement (or earlier if agreed to by the Company)

The above benefits are also paid in the event that the Company elects, in its sole discretion, to terminate the agreement. The above benefits are not paid if the agreement is terminated by the Company due to the gross negligence or wilful misconduct of the consultant.

Key Terms for New Contract
May 27, 2014

Other Relevant Information

Keyport Investments Pty Ltd to provide general and public liability insurance of $10 million

Company to provide Directors and Officer insurance and travel insurance at levels commensurate with levels provided by company of the size and nature of the Company

Jonathan / Keyport Investments Pty Ltd to confirm that the ongoing engagement of Jonathan conforms with Australian Tax Office contractor engagement rules and that the engagement does not constitute an employer / employee arrangement. To be reconfirmed on the 1st working day of each calendar month.

Each of Peninsula Energy Limited, Keyport Investments Pty Ltd and Jonathan Whyte (the Parties) agree that the key terms described above shall form the basis of a new consulting services agreement to be entered into by the Parties on or before 1 June 2014.

Acknowledged and agreed to by Peninsula Energy Limited:	Acknowledged and agreed to by Keyport Investments Pty Ltd:

Jonathan Whyte
Director
Neil Warburton	Date: 27 May 2014
Remuneration Committee Chairman
Date:

Acknowledged and agreed to by Jonathan Whyte:

Jonathan Whyte
Date: 27 May 2014